UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

KBS Real Estate Investment Trust II, Inc.

(Name of Subject Company)

KBS Real Estate Investment Trust II, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

48243C 109

(CUSIP Number of Class of Securities)

Charles J. Schreiber, Jr.

Chief Executive Officer

KBS Real Estate Investment Trust II, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Carrie J. Hartley, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by CMG Income Fund II, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively, the “Offerors”) to purchase up to 9,750,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares” or “Common Stock”), of KBS Real Estate Investment Trust II, Inc., a Maryland corporation (the “Company”), at a purchase price of $3.30, in cash (without interest), per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2016 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on May 23, 2016, as amended from time to time (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is KBS Real Estate Investment Trust II, Inc. and the address and telephone number of its principal executive offices are 800 Newport Center Drive, Suite 700, Newport Beach, California 92660 and (949) 417-6500, respectively.

The title of the class of equity securities to which the Tender Offer relates is the Common Stock of the Company, $0.01 par value per Share. As of the close of business on May 20, 2016, there were 189,199,238 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offerors to purchase up to 9,750,000 Shares, at a price of $3.30, in cash (without interest), per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase.

Unless the Tender Offer is extended, it will expire at 11:59 p.m., Pacific Time, on Wednesday, July 13, 2016.

According to the Offerors’ Schedule TO, the Offerors’ business address is 12828 Northup Way, Suite 110, Bellevue, Washington 98005 and their telephone number is (425) 376-0693.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Item 1A. Risk Factors – Risks Related to Conflicts of Interest,” “Item 12. Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters” and “Item 13. Certain Relationships and Related Party Transactions” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 16, 2016 (the “2015 Form 10-K”), which sections the Company has reproduced below. The 2015 Form 10-K was previously made available to all of the Stockholders and is available for free on the SEC’s website at www.sec.gov.

For the purposes of Items 3(a), (b) and (c) only, certain defined terms have the following meanings: “we,” “our” and “us” refer to the Company; “KBS REIT I” refers to KBS Real Estate Investment Trust, Inc.; “KBS REIT III” refers to KBS Real Estate Investment Trust, III Inc.; and “advisory agreement” refers to the advisory agreement, by and between the Company and the Advisor (defined below), dated as of May 21, 2015. On May 21, 2016, the Company renewed the advisory agreement with the Advisor. The renewed advisory agreement is effective through May 21, 2017. The terms of the renewed advisory agreement are identical to those of the advisory agreement that was previously in effect.

(a)	2015 Form 10-K Excerpt: Item 1A. Risk Factors – Risks Related to Conflicts of Interest

Risks Related to Conflicts of Interest

KBS Capital Advisors and its affiliates, including all of our executive officers and some of our directors and other key real estate and debt finance professionals, face conflicts of interest caused by their compensation arrangements with us and with other KBS-sponsored programs, which could result in actions that are not in the long-term best interests of our stockholders.

All of our executive officers and some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in KBS Capital Advisors, our advisor, KBS Capital Markets Group LLC (“KBS Capital Markets Group”), the entity that acted as the dealer manager for our primary offering, and/or other KBS-affiliated entities. KBS Capital Advisors and its affiliates receive substantial fees from us. These fees could influence our advisor’s advice to us as well as the judgment of its affiliates. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with KBS Capital Advisors and its affiliates, including the advisory agreement;

•	public offerings of equity by us, which would entitle KBS Capital Markets Group to dealer-manager fees and would likely entitle KBS Capital Advisors to increased acquisition, origination and asset-management fees;

•	sales of properties and other investments, which entitle KBS Capital Advisors to disposition fees and possible subordinated incentive fees;

•	whether and when we seek to list our common stock on a national securities exchange, which listing (i) may make it more likely for us to become self-managed or internalize our management or (ii) could entitle our advisor to a subordinated incentive listing fee, and which could also adversely affect the sales efforts for other KBS-sponsored programs, depending on the price at which our shares trade; and

•	whether and when we seek to sell the company or its assets, which sale could entitle KBS Capital Advisors to a subordinated incentive fee and terminate the asset management fee.

In addition, the fees our advisor receives in connection with the management of our assets are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us.

KBS Capital Advisors faces conflicts of interest relating to the leasing and disposition of properties and such conflicts may not be resolved in our favor, which could limit our ability to make distributions to our stockholders and reduce our stockholders’ overall investment return.

We and other KBS-sponsored programs and KBS-advised investors rely on our sponsors and other key real estate professionals at our advisor, including Messrs. Bren, Hall, McMillan and Schreiber, to supervise the property management and leasing of properties. If the KBS team of real estate professionals directs creditworthy prospective tenants to properties owned by another KBS-sponsored program or KBS-advised investor when it could direct such tenants to our properties, our tenant base may have more inherent risk and our properties’ occupancy may be lower than might otherwise be the case.

In addition, we and other KBS-sponsored programs and KBS-advised investors rely on our sponsors and other key real estate professionals at our advisor to sell our properties. These KBS-sponsored programs and KBS-advised investors may possess properties in similar locations and/or of the same property types as ours and may be attempting to sell these properties at the same time we are attempting to sell some of our properties. If our advisor directs potential purchasers to properties owned by another KBS-sponsored program or KBS-advised investor when it could direct such purchasers to our properties, we may be unable to sell some or all of our properties at the time or at the price we otherwise would, which could limit our ability to make distributions and reduce our stockholders’ overall investment return.

Our sponsors, our officers, our advisor and the real estate, debt finance, management and accounting professionals assembled by our advisor face competing demands on their time and this may cause our operations and our stockholders’ investment to suffer.

We rely on our sponsors, our officers, our advisor and the real estate, debt finance, management and accounting professionals that our advisor retains, including Messrs. Bren, Hall, McMillan, Schreiber and Jeffrey K. Waldvogel and Ms. Stacie K. Yamane, to provide services to us for the day-to-day operation of our business. KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT II and KBS Growth & Income REIT are also advised by KBS Capital Advisors and rely on our sponsors and many of the same real estate, debt finance, management and accounting professionals, as will future KBS–sponsored programs and KBS-advised investors. Further, our officers and directors are also officers and/or directors of some or all of the other public KBS–sponsored programs. Messrs. Bren, Hall, McMillan, Schreiber and Waldvogel and Ms. Yamane are executive officers of KBS REIT I, KBS REIT III and KBS Growth & Income REIT. Messrs. Hall, McMillan and Waldvogel and Ms. Yamane are also executive officers of KBS Strategic Opportunity REIT and KBS Strategic Opportunity REIT II, and Messrs. Bren, McMillan and Waldvogel and Ms. Yamane are also executive officers of KBS Legacy Partners Apartment REIT. In addition, Messrs. Bren and Schreiber and Ms. Yamane are executive officers of KBS Realty Advisors and its affiliates, the advisors of private KBS–sponsored programs and the investment advisors to KBS-advised investors. As a result of their interests in other KBS-sponsored programs, their obligations to KBS-advised investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, Messrs. Bren, Hall, McMillan, Schreiber and Waldvogel and Ms. Yamane face conflicts of interest in allocating their time among us, KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT II, KBS Growth & Income REIT, KBS Capital Advisors, other KBS-sponsored programs, and KBS-advised investors, as well as other business activities in which they are involved. In addition, our advisor and KBS Realty Advisors and their affiliates share many of the same key real estate, management and accounting professionals. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. Furthermore, some or all of these individuals may become employees of another KBS–sponsored program in an internalization transaction or, if we internalize our advisor, may not become our employees as a result of their relationship with other KBS-sponsored programs. If these events occur, the returns on our investments, and the value of our stockholders’ investment, may decline.

All of our executive officers and some of our directors and the key real estate and debt finance professionals assembled by our advisor face conflicts of interest related to their positions and/or interests in KBS Capital Advisors and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers and some of our directors and the key real estate and debt finance professionals assembled by our advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor and other KBS-affiliated entities. Through KBS-affiliated entities, some of these persons also serve as the investment advisors to KBS-advised investors and, through KBS Capital Advisors and KBS Realty Advisors, these persons serve as the advisor to KBS REIT I, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS REIT III, KBS Strategic Opportunity REIT II, KBS Growth & Income REIT and other KBS-sponsored programs. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and their investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our leasing opportunities. Further, Messrs. Bren, Hall, McMillan and Schreiber and existing and future KBS-sponsored programs and KBS-advised investors generally are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Our board of directors’ loyalties to KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT, KBS Strategic Opportunity REIT II, KBS Growth & Income REIT and possibly to future KBS-sponsored programs could influence its judgment, resulting in actions that may not be in our stockholders’ best interest or that result in a disproportionate benefit to another KBS-sponsored program at our expense.

All of our directors are also directors of KBS REIT I and KBS REIT III and two of our directors are also directors of KBS Growth & Income REIT. One of our directors is also a director of KBS Strategic Opportunity REIT and KBS Strategic Opportunity REIT II. The loyalties of our directors serving on the boards of directors of KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT, KBS Strategic Opportunity REIT II, and KBS Growth & Income REIT or possibly on the boards of directors of future KBS-sponsored programs, may influence the judgment of our board of directors when considering issues for us that also may affect other KBS-sponsored programs, such as the following:

•	We could enter into transactions with other KBS-sponsored programs, such as property sales or financing arrangements. Such transactions might entitle our advisor or its affiliates to fees and other compensation from both parties to the transaction. For example, property sales to other KBS-sponsored programs might entitle our advisor or its affiliates to acquisition fees in connection with its services to the purchaser in addition to disposition and other fees that we might pay to our advisor in connection with such transaction. Decisions of our board or the conflicts committee regarding the terms of those transactions may be influenced by our board’s or the conflicts committee’s loyalties to such other KBS-sponsored programs.

•	A decision of the board or the conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with offerings of other KBS-sponsored programs.

•	A decision of the board or the conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other KBS-sponsored programs.

•	A decision of the board or the conflicts committee regarding whether or when we seek to list our common stock on a national securities exchange could be influenced by concerns that such listing could adversely affect the sales efforts of other KBS-sponsored programs, depending on the price at which our shares trade.

Because our independent directors are also independent directors of KBS REIT I and KBS REIT III, they receive compensation for service on the board of directors of KBS REIT I and KBS REIT III. Like us, KBS REIT I and KBS REIT III each pays each independent director an annual retainer of $40,000 as well as compensation for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,500 for each conflicts or audit committee meeting attended (except that the committee chairman is paid $3,000 for each conflicts or audit committee meeting attended), (iii) $2,000 for each teleconference board meeting attended, and (iv) $2,000 for each teleconference conflicts or audit committee meeting attended (except that the committee chairman is paid $3,000 for each teleconference conflicts or audit committee meeting attended). In addition, like us, KBS REIT I also pays each independent director compensation for attending other committee meetings as follows: (i) $2,000 for each other committee meeting attended (except that the committee chairman is paid $3,000 for each other committee meeting attended) and (ii) $2,000 for each other teleconference committee meeting attended (except that the committee chairman is paid $3,000 for each other teleconference committee meeting attended). In addition, like us, KBS REIT I and KBS REIT III each reimburses directors for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of their boards of directors.

(b)	2015 Form 10-K Excerpt: Item 12. Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters

Stock Ownership

The following table shows, as of March 1, 2016, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage of all Outstanding Shares

KBS Capital Advisors LLC	20,000 (3)	*

Peter M. Bren, President	20,000 (3)	*

Keith D. Hall, Executive Vice President	20,000 (3)	*

Peter McMillan III, Executive Vice President, Treasurer, Secretary and Director	20,000 (3)	*

Charles J. Schreiber, Jr., Chairman of the Board, Chief Executive Officer and Director	20,000 (3)	*

Jeffrey K. Waldvogel, Chief Financial Officer	—	—

Stacie K. Yamane, Chief Accounting Officer	—	—

Hank Adler, Independent Director	—	—

Barbara R. Cambon, Independent Director	—	—

Stuart A. Gabriel, Ph.D., Independent Director	2,680	—

All officers and directors as a group	22,680 (3)	*

*  Less than 1% of the outstanding common stock.

(1) The address of each named beneficial owner is 800 Newport Center Drive, Suite 700, Newport Beach, California 92660.

(2) None of the shares is pledged as security.

(3) Includes 20,000 shares owned by KBS Capital Advisors, which is indirectly owned and controlled by Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr.

(c)	2015 Form 10-K Excerpt: Item 13. Certain Relationships and Related Party Transactions

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the directors, and all of the members of the audit committee and the conflicts committee, are “independent” as defined by the New York Stock Exchange. The board of directors has affirmatively determined that Hank Adler, Barbara R. Cambon and Stuart A. Gabriel, Ph.D. each satisfies the New York Stock Exchange independence standards. In determining that Professor Gabriel is independent under the New York Stock Exchange independence standards, the board of directors considered that Peter M. Bren, one of our executive officers and sponsors, is a founding member of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management, that Professor Gabriel is a Director of the Richard S. Ziman Center for Real Estate and Professor of Finance and Arden Realty Chair at the UCLA Anderson School of Management and that in March 2012, Mr. Bren pledged a gift of $1.25 million to the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management. The contribution by Mr. Bren would be made over five years in the amount of $250,000 per year. Because this contribution is to a tax exempt entity and the contribution will not exceed $250,000 in any year, the board of directors determined that this contribution was not material and Professor Gabriel met the New York Stock Exchange independence standards.

Report of the Conflicts Committee

Review of Our Policies

The conflicts committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Portfolio Management and Distribution Policy. Over the long term, we expect that our distributions will generally be paid from cash flow from operations and FFO from current or prior periods (except with respect to distributions related to sales of our assets and distributions related to the repayment of principal under our mortgage loan investment). Our cash flow from operations has decreased and will continue to decrease as a result of our disposition activity (as described below), and we have adjusted our distribution policy with respect to the amount of monthly distribution payments to take into account our disposition activity and current real estate investments. We may continue to make strategic asset sales as opportunities become available in the market. Any future special distributions we make from the proceeds of future dispositions will reduce our estimated value per share and this reduction will be reflected in our updated estimated value per share, which we expect to update no later than December 2016. See also the discussion under “Disposition Policies” below.

Our operating performance and ability to pay distributions from our cash flow from operations and/or the disposition of our assets cannot be accurately predicted and may deteriorate in the future due to numerous factors, including: the future operating performance of our investments in the existing real estate and the financial environment; the success and economic viability of our tenants; the ability of our borrower and its sponsor to continue to make its debt service payments and/or to repay the loan upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on our variable rate debt obligations; our ability to successfully dispose of some of our assets; and the sources and amounts of cash we have available for distributions.

Distributions declared per common share were $0.293 in the aggregate for the year ended December 31, 2015. Distributions declared per common share assumes each share was issued and outstanding at each record date for distributions. Distributions per common share were based on a monthly record date for each month during the period commencing January 2015 through December 2015.

Our focus in 2016 is to: continue to strategically sell assets and make special distributions to stockholders; strategically negotiate lease renewals or new leases that facilitate the sales process and enhance property stability for prospective buyers; and complete major capital improvement projects, such as renovations or amenity enhancements, with the goal of attracting a greater pool of quality buyers.

Acquisition and Investment Policies. We did not acquire any real estate properties or acquire or originate any real estate loans receivable during the period from January 1, 2015 through January 31, 2016, and we do not expect to make new acquisitions of real estate or real estate-related investments in the future. We used substantially all of the net proceeds from our initial public offering to invest in and manage a diverse portfolio of real estate and real estate-related investments. We diversified our portfolio by investment size, investment type, investment risk and geographic region with the goal of obtaining a portfolio of income-producing real estate and real estate-related assets that provide attractive and stable returns to our stockholders and would allow us to preserve and return our stockholders’ capital contributions. As of January 31, 2016, we owned 12 real estate properties (consisting of 10 office properties, one office/flex property and an office campus consisting of eight office buildings) and one real estate loan receivable. See “—Disposition Policies” below.

Borrowing Policies. In order to execute our investment strategy, we primarily utilized secured debt to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinance and interest rate risks, are properly balanced with the benefit of using leverage. We limit our total liabilities to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of this limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of January 31, 2016, our borrowings and other liabilities were approximately 35% of both the cost (before deducting depreciation or other noncash reserves) and book value (before deducting depreciation) of our tangible assets, respectively.

Disposition Policies. We originally intended to hold our core properties for four to seven years, which we believe is a reasonable period to enable us to capitalize on the potential for increased income and capital appreciation of properties. We intend to hold our real estate-related investment until maturity. Our advisor has developed a well-defined exit strategy for each investment we make and periodically performs a hold-sell analysis on each asset. These periodic analyses focus on the remaining available value enhancement opportunities for the asset, the demand for the asset in the marketplace, market conditions and our overall portfolio objectives to determine if the sale of the asset, whether via an individual sale or as part of a portfolio sale or merger, would generate a favorable return to our stockholders. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions and asset positioning have maximized its value or the sale of the asset would otherwise be in the best interests of our stockholders. As discussed above, we plan to make certain strategic asset sales and, from time to time, may declare special distributions to our stockholders that would be funded with the net proceeds from those asset sales or from cash flow from other sources.

During the year ended December 31, 2015, we sold one office property. Additionally, we received the repayment of one of our real estate loans receivable. Since inception, we have sold 17 properties and we have sold or received principal repayments on seven of our real estate loans receivable.

On January 27, 2016, our board of directors formed a special committee (the “Special Committee”) composed of all of our independent directors to explore the availability of strategic alternatives involving the company. While we conduct this process, we remain 100% focused on managing our properties.

As part of the process of exploring strategic alternatives, on February 23, 2016, the Special Committee engaged Evercore Group L.L.C. (“Evercore”) to act as our financial advisor and to assist the Special Committee with this process. Under the terms of the engagement, Evercore will provide various financial advisory services, as requested by the Special Committee as customary for an engagement in connection with exploring strategic alternatives. Although the Special Committee has engaged Evercore to assist us and the Special Committee with the exploration of strategic alternatives for us, we are not obligated to enter into any particular transaction or any transaction at all. Further, although we have begun the process of exploring strategic alternatives, there is no assurance that the process will result in stockholder liquidity, or provide a return to stockholders that equals or exceeds our estimated value per share.

Policy Regarding Working Capital Reserves. We establish an annual budget for capital requirements and working capital reserves that we update periodically during the year. We may use cash on hand, proceeds from asset sales or loan receivable repayments, debt proceeds and cash flow from operations to meet our needs for working capital for the upcoming year and to build a moderate level of cash reserves.

Policies Regarding Operating Expenses. Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expenses for the four fiscal quarters ended December 31, 2015 did not exceed the charter-imposed limitation. For the four consecutive quarters ended December 31, 2015, total operating expenses represented approximately 1.0% of our average invested assets and approximately 23.5% of net income.

Policy Regarding Transactions with Related Persons. Our charter requires the conflicts committee to review and approve all transactions between us and our advisor, any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to the Compliance Officer, currently our [advisor’s Chief Audit Executive], via the Ethics Hotline, to an internal audit representative or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons. The conflicts committee has reviewed the material transactions between our affiliates and us since the beginning of 2015 as well as any such currently proposed transactions. Set forth below is a description of such transactions and the conflicts committee’s report on their fairness.

We have entered into agreements with certain affiliates pursuant to which they provide services to us. Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr. control and indirectly own KBS Capital Advisors and KBS Capital Markets Group. We refer to these individuals as our sponsors. They are also some of our executive officers. All four of our sponsors actively participate in the management and operations of our advisor. Our advisor has three managers: an entity owned and controlled by Mr. Bren; an entity owned and controlled by Messrs. Hall and McMillan; and an entity owned and controlled by Mr. Schreiber.

Our Relationship with KBS Capital Advisors. Since our inception, our advisor has provided day-to-day management of our business. Among the services that are provided or have been provided by our advisor under the terms of the advisory agreement are the following:

•	finding, presenting and recommending to us real estate and real estate-related investment opportunities consistent with our investment policies and objectives;

•	structuring the terms and conditions of our investments, sales and joint ventures;

•	acquiring properties and other investments on our behalf in compliance with our investment objectives and policies;

•	sourcing and structuring our loan originations and acquisitions;

•	arranging for financing and refinancing of our properties and our other investments;

•	entering into leases and service contracts for our properties;

•	supervising and evaluating each property manager’s performance;

•	reviewing and analyzing the properties’ operating and capital budgets;

•	assisting us in obtaining insurance;

•	generating an annual budget for us;

•	reviewing and analyzing financial information for each of our assets and our overall portfolio;

•	formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;

•	performing investor-relations services;

•	maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the IRS and other regulatory agencies;

•	engaging in and supervising the performance of our agents, including our registrar and transfer agent; and

•	performing any other services reasonably requested by us.

Our advisor is subject to the supervision of the board of directors and only has such authority as we may delegate to it as our agent. The advisory agreement has a one-year term expiring May 21, 2016, subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties. From January 1, 2015 through the most recent date practicable, which was January 31, 2016, we compensated our advisor as set forth below.

With respect to investments in real estate, we pay our advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment, plus the cost of any subsequent development, construction or improvements to the property. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition fees and expenses related thereto. In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment. With respect to investments in loans and any investments other than real estate, we pay our advisor a monthly asset management fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount paid or allocated to acquire or fund the loan or other investment (which amount includes any portion of the investment that was debt financed and is inclusive of acquisition or origination fees and expenses related thereto) and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation. Asset management fees from January 1, 2015 through January 31, 2016 totaled approximately $13.1 million, all of which had been paid as of January 31, 2016.

Under the advisory agreement, our advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our advisor’s overhead, such as rent, employee costs, utilities, accounting software and cybersecurity costs. We reimburse our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, our advisor may seek reimbursement for additional employee costs. However, we will not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers. From January 1, 2015 through January 31, 2016, we reimbursed our advisor for $209,000 of operating expenses, including $169,000 of employee costs.

For substantial assistance in connection with the sale of properties or other investments, we pay our advisor or its affiliates 1.0% of the contract sales price of each property or other investment sold; provided, however, in no event may aggregate disposition fees paid to our advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price. From January 1, 2015 through January 31, 2016, we incurred $1.2 million of disposition fees, all of which had been paid as of January 31, 2016.

On January 6, 2014, we, together with KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT II, our dealer manager, our advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. Our advisor’s and our dealer manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance. In June 2015, KBS Growth & Income REIT was added to the insurance program at terms similar to those described above.

The conflicts committee considers our relationship with our advisor during 2015 to be fair. The conflicts committee believes that the amounts payable to our advisor under the advisory agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for our advisor to provide the desired level of services to us and our stockholders.

Our Relationship with KBS Capital Markets Group. We have entered into a fee reimbursement agreement (the “AIP Reimbursement Agreement”) with our dealer manager pursuant to which we agreed to reimburse our dealer manager for certain fees and expenses it incurs for administering our participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of our stockholders serviced through the platform. From January 1, 2015 through January 31, 2016, we incurred and paid $86,000 of costs and expenses related to the AIP Reimbursement Agreement.

The conflicts committee believes that these arrangements with our dealer manager are fair.

The conflicts committee has determined that the policies set forth in this Report of the Conflicts Committee are in the best interests of our stockholders because they provide us with the highest likelihood of achieving our investment objectives.

March 16, 2016	The Conflicts Committee of the Board of Directors: Barbara R. Cambon (chair), Hank Adler and Stuart A. Gabriel, Ph.D.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation or Recommendation.

The Board of Directors has thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer (as further described below). In addition, the Board of Directors has consulted with KBS Capital Advisors LLC, the Company’s external advisor (the “Advisor”), the Company’s management and legal advisors and Evercore and received and analyzed updated information relating to the value of the Company’s assets and liabilities, all as part of the Company’s ongoing exploration of strategic alternatives. Based on this analysis and these consultations, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing of or ability to provide liquidity to the Stockholders.

(b)	Background.

On May 16, 2016, the Company received a letter from Mark Swenson, Manager of CMG Partners, LLC, notifying the Company of the Offerors’ intention to commence a tender offer to purchase up to 9,750,000 Shares of Common Stock at a purchase price equal to $3.30, in cash (without interest), per Share on May 23, 2016. With this letter, Mr. Swenson provided draft copies of the materials related to the intended Tender Offer, including the Schedule TO.

On May 17, 2016, the Board of Directors received and reviewed a copy of the Schedule TO and a memorandum from the Company’s outside legal advisors summarizing (i) certain details and terms of the Tender Offer, (ii) the Board of Directors’ responsibilities and obligations in connection with the Tender Offer and (iii) certain steps the Board of Directors would be required to take in response to the Tender Offer.

On May 23, 2016, the Offerors filed the Schedule TO with the SEC, commencing the Tender Offer.

Based on the Board of Directors’ (i) review of the terms of the Tender Offer, (ii) own extensive knowledge of the Company’s business, historical financial performance and condition, portfolio of assets and future prospects and (iii) consultation with the Advisor, the Company’s management and legal advisors and Evercore and the Board of Director’s receipt and analysis of updated information relating to the value of the Company’s assets and liabilities, all as part of the Company’s ongoing exploration of strategic alternatives, on May 24, 2016 the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Offerors for purchase pursuant to the Tender Offer.

(c)	Reasons for the Recommendation.

The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO; (ii) consulted with representatives of the Advisor and the Company’s management and received advice from the Company’s outside legal advisors; (iii) consulted with the Advisor, the Company’s management and legal advisors and Evercore and analyzed updated information relating to the value of the Company’s assets and liabilities, all as part of the Company’s ongoing exploration of strategic alternatives; and (iv) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, historical financial performance and condition, portfolio of assets and future prospects in order to assess the adequacy of the terms and conditions of the Tender Offer.

The Role of the Advisor. Because the Company has no direct employees, it relies on personnel employed by the Advisor and its affiliates for the day-to-day operation of the Company’s business. The Company’s Chairman of the Board and Chief Executive Officer, Charles J. Schreiber, Jr., is the Chief Executive Officer of the Advisor; the Company’s President, Peter M. Bren, is the President of the Advisor; the Company’s Chief Financial Officer, Jeffrey K. Waldvogel, is the Chief Financial Officer of the Advisor; one of the Company’s Executive Vice Presidents, Peter McMillan III, who is also one of the Company’s directors, is an Executive Vice President of the Advisor; and the Company’s other Executive Vice President, Keith D. Hall, is an Executive Vice President of the Advisor. Due to their unique familiarity with the Company’s portfolio of properties and operations, the Advisor and its personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s business, historical financial performance and condition, portfolio of assets and future prospects.

Key Reasons for the Recommendation. The reasons the Board of Directors believes that the Tender Offer is not in the best interests of the Company or its Stockholders include the following:

•	The Board of Directors believes that the Offer Price is significantly less than the current value of the Shares. Effective as of December 8, 2015, the Board of Directors approved an estimated value per share of the Common Stock of $5.62 (the “December 2015 EVPS”) based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2015. The December 2015 EVPS was based upon the recommendation and valuation prepared by the Advisor. The Advisor’s valuation of the Company’s 12 real estate properties held as of September 30, 2015 was based on appraisals performed by CBRE, Inc., an independent third-party valuation firm. The Advisor also performed valuations with respect to the Company’s then-current real estate-related investments, cash, other assets, mortgage debt and other liabilities. Based on (i) prior discussions with representatives of the Advisor and the Advisor’s in-depth knowledge of and familiarity with the Company’s portfolio of properties, (ii) consultations with the Advisor, the Company’s management and legal advisors and Evercore and the analysis of updated information relating to the value of the Company’s assets and liabilities, all as part of the Company’s ongoing exploration of strategic alternatives, and (iii) the significant difference between the Offer Price and the December 2015 EVPS, the Company does not believe any possible change in the value of the Shares since December 8, 2015 is material to the decision to tender.

For important information regarding the methodologies, assumptions and limitations of the December 2015 EVPS, please see the Company’s Current Report on Form 8-K, filed with the SEC on December 9, 2015 (the “Valuation 8-K”), which information is incorporated herein by reference. The Valuation 8-K is available for free on the SEC’s website at www.sec.gov. The Board of Directors notes the December 2015 EVPS is subject to the methodologies, assumptions and limitations described in the Valuation 8-K. Moreover, the December 2015 EVPS does not take into account estimated disposition costs and fees for real estate properties that were not under contract to sell as of December 8, 2015, debt prepayment penalties or swap breakage fees that could apply upon the prepayment of certain of the Company’s debt obligations or termination of related swap agreements prior to expiration or the impact of restrictions on the assumption of debt. The Company has generally incurred disposition costs and fees related to the sale of each real estate property since inception of 1.7% to 3.5% of the gross sales price less concessions and credits, with the weighted average being approximately 2.2%. If this range of disposition costs and fees was applied to the Company’s real estate properties, which do not include these costs and fees in the appraised values, the resulting impact on the December 2015 EVPS would be a decrease of $0.14 to $0.28 per Share. Nevertheless, the December 2015 EVPS supports the Board of Directors’ position that the Offer Price of $3.30 per Share is significantly less than the current value of the Shares.

In their letter to the Company’s Stockholders, the Offerors state that the December 2015 EVPS was “based on a hypothetical liquidation of its portfolio.” This statement is inaccurate. In fact, in the Valuation 8-K, the Company states that the “estimated value per share … does [not] represent a liquidation value of the Company’s assets and liabilities ….” The Company further states that “with respect to the estimated value per share, [it] can give no assurance that: … a stockholder would ultimately realize distributions per share equal to the Company’s estimated value per share upon liquidation of the Company’s assets and settlement of its liabilities or a sale of the Company….”

•	The Offerors state in the Offer to Purchase, based on their review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum, there were reported sales of Shares on the secondary markets at $2.75-4.90 per Share during the Spring of 2016 and sales of Shares on the secondary markets at $4.70 per Share in March and April 2016, respectively. The Direct Investments Spectrum report of $4.70 per Share represents the weighted-average price of shares sold in February and March 2016 based on the number of Shares sold and the aggregate price paid for the Shares. The Purchasers acknowledge that they do not know whether these Share prices are accurate or complete. In addition, the Company cannot verify whether the above-referenced information is accurate or complete and the Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.

•	Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offerors to purchase Shares at a deeply discounted price to the December 2015 EVPS and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the full current and potential long-term value of the Shares. In that regard, the Board of Directors noted that, in the Offerors’ own words: “The [Offerors] are making the [Tender] Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $3.30 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to [Stock]holders consistent with the [Offerors’] objectives.” In addition, in their letter to the Company’s Stockholders, the Offerors note that “… [W]e believe that the [C]ompany’s shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the [C]ompany’s assets or a listing of the Shares were to occur.” The Board of Directors notes that the Offerors made an offer to purchase up to 10,000,000 Shares of the Company at $3.60 per Share in a tender offer that expired December 31, 2015 and that only four Stockholders tendered an aggregate of approximately 451,284 Shares in that offering.

As further evidence of the motives of the Offerors in the setting of the Offer Price, the Board of Directors notes that the Offerors disclose, in the Schedule TO, that certain of the Offerors recently sold 20,000 Shares at $4.50 per Share.

•	According to the Offer to Purchase, the Offerors appear to have applied a 41% “liquidity discount” to the Company’s December 2015 EVPS to determine the Offer Price. The Offerors do not provide any analysis as to how they arrived at such a “liquidity discount” other than that “a 41% discount … would meet the [Offerors’] return targets based on the estimated time frame to potentially reach the [Offerors’] Estimated Net Asset Value but nevertheless result in the possibility of a significant number of shareholders choosing to sell.” In other words, the Offerors applied a 41% “liquidity discount” to the December 2015 EVPS because it was the largest discount that the Offerors believed that they could use to come to an offer price that was just high enough to persuade a sufficient number of Stockholders to tender and sell their Shares to the Offerors.

•

The Offerors acknowledge that they “… have not made an independent appraisal of the Shares or the [Company’s] properties and are not qualified to appraise real estate.” The Offerors further state “No independent person has been retained [by the Offerors] to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Offerors] or any affiliate of the [Offerors]

as to such fairness.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Offerors’ valuation methods and the inadequacy of the Offer Price.

•	The Tender Offer is subject to certain conditions, some of which provide the Offerors with the “reasonable” discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offerors imply, or with the same terms and conditions, including without limitation, the Offer Price.

•	The Offerors note in the Offer to Purchase that the Company states in the 2015 Form 10-K that “No public market currently exists for [the Company’s] shares of common stock, and [the Company] currently [has] no plans to list [its] shares on a national securities exchange.” The Offerors also state that “a liquidation event for shareholders is uncertain” and the Company is “not required to provide a definitive liquidation event by a specific date.”

The Company has provided significant liquidity to its Stockholders. On September 23, 2014, the Company paid a special distribution to Stockholders of record as of the close of business on September 15, 2014, in the amount of $4.50 per Share of Common Stock (the “Special Distribution”). The Special Distribution was funded from the proceeds from the dispositions of real estate properties between May 2014 and August 2014, as well as cash on hand resulting primarily from the repayment or sale of real estate loans during 2013 and 2014. This Special Distribution demonstrates the Company’s success in selling assets. From October 2013 through May 20, 2016, the Company: (i) sold 17 real estate properties at an aggregate net sales price (based on the contractual sales price less concessions) of approximately $1.8 billion; and (ii) sold or received the repayment of six real estate related loans, for gross proceeds (based on the gross sales price or total principal repaid plus any prepayment premium) of approximately $377.5 million. Since August 2008, the Company has consistently made monthly distribution payments to Stockholders. The Company paid distributions of $0.65 per Share, on an annualized basis, for record dates from August 16, 2008 through August 31, 2014, the last of which was paid in September 2014. After adjustments for asset sales from May 2014 through May 2016, the Company paid aggregate distributions of $0.52 per Share from October 2014 through May 2016. Future asset sales would further reduce the Company’s cash flow from operations, and require the Company to further adjust its distribution policy with respect to the amount of monthly distribution payments to take into account its then-current real estate investment portfolio.

The Board of Directors notes that, as stated in the 2015 Form 10-K, “Economic and market conditions may influence [the Company] to hold [its] investments for different periods of time.” The Board of Directors notes that the timing of when to consider the process of listing or liquidation has always been subject to then-prevailing market conditions and other factors. The Company may continue to make strategic asset sales as opportunities become available in the market and, from time to time, may declare special distributions to its Stockholders that would be funded with the net proceeds from those asset sales or from cash flow from other sources. Any future special distributions the Company makes from the proceeds of future dispositions will reduce the Company’s estimated value per share. There can be no assurance of the timing of a liquidity event for Stockholders or the payment of additional distributions.

•

The Offerors state in their letter to the Company’s Stockholders that the “earliest investors who participated in [the Company’s] primary stock offering have received a total of $9.03 per share through September 21, 2015, and $7.36 per share for shareholders who were the last to invest in the offering. As such, those shareholders who now accept our offer have the opportunity to cash out of their investment in [the Company] with aggregate distributions and proceeds in excess of their initial investment.” According to the Company’s books and records, through September 21, 2015, the Company’s initial Stockholders that elected to receive cash distributions had received aggregate distributions totaling $8.83 per Share and the Company’s last Stockholders that elected to receive cash distributions had received aggregate distributions totaling $7.14 per Share. Through May 20, 2016, the Company’s initial Stockholders that elected to receive cash distributions had received aggregate distributions totaling $9.02 per Share and the Company’s last Stockholders that elected to receive cash distributions had received aggregate distributions totaling $7.33 per Share. As discussed above, the Offer Price represents a significant discount to the December 2015 EVPS. The Board of Directors believes the Tender Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the full current and potential long-term value of the Shares.

The Offerors note in the Offer to Purchase that “[d]istributions paid from operating activities have been reduced, largely due to the [Company’s] reduced portfolio size and the related return of capital …” and that the Company’s “operating distributions totaled $0.293 per [Share] for the year ended December 31, 2015.” The Company notes that, subsequent to the payment of the Special Distribution on September 23, 2014, its quarterly distributions declared per Share for the year ended December 31, 2015 were consistent: $0.072, $0.073, $0.074 and $0.074 for the first through the fourth quarters, respectively. In addition, the Company’s quarterly distributions declared per Share for the first quarter of 2016 were $0.070. These distributions were paid with a combination of current period cash flow from operations and cash on hand.

As noted above, from October 2013 through May 20, 2016, the Company: (i) sold 17 real estate properties at an aggregate net sales price (based on the contractual sales price less concessions) of approximately $1.8 billion; and (ii) sold or received the repayment of six real estate related loans, for gross proceeds (based on the gross sales price or total principal repaid plus any prepayment premium) of approximately $377.5 million. The Company paid the Special Distribution on September 23, 2014 with (a) the proceeds from the dispositions of real estate properties between May 2014 and August 2014; and (b) cash on hand resulting primarily from the repayment or sale of five real estate loans receivable during 2013 and 2014. As a result of the Company’s disposition activity, the Company’s cash flow from operations has decreased, and the Company has adjusted its distribution policy with respect to the amount of monthly distribution payments to take into account its current real estate investment portfolio. Future asset sales would further reduce the Company’s cash flow from operations, and require the Company to further adjust its distribution policy with respect to the amount of monthly distribution payments to take into account its then-current real estate investment portfolio. However, as noted above, since August 2008, the Company has consistently made monthly distribution payments to Stockholders and any Stockholder tendering his or her Shares to the Offerors pursuant to the Tender Offer would forfeit his or her right to receive any distributions paid after July 13, 2016 or any other date to which the Tender Offer may be extended pursuant to its terms.

•	As noted in its public filings, the Board of Directors also acknowledges that the Company’s share redemption program (the “SRP”) only provides Stockholders with liquidity in certain limited circumstances. Stockholders may sell their Shares to the Company in connection with a Stockholder’s death, “qualifying disability,” or “determination of incompetence” (each as defined in the SRP and, together with redemptions sought in connection with a Stockholder’s death, “Special Redemptions”). Such Special Redemptions are also subject to an annual dollar amount determined by the Board of Directors, which may be reviewed during the year and increased or decreased upon ten business days’ notice to the Stockholders. Commencing with the January 2016 redemption date, the dollar amount limitation for Special Redemptions for calendar year 2016 was $10.0 million in the aggregate, as may be reviewed and adjusted from time to time by the Board of Directors. Special Redemptions will be made at a price per Share equal to the most recent estimated value per share of the Company’s common stock as of the applicable redemption date. The Board of Directors notes that the Company currently does not expect to make ordinary redemptions in the future.

Notwithstanding the foregoing, the Board of Directors considered that, throughout its public offering of Shares, the Company’s prospectus disclosed that because of the limited liquidity of the Shares, investors should purchase Shares only as a long-term investment. Pursuant to the Company’s charter, if the Shares are not approved for trading on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934 by March 31, 2018, then the Board of Directors must adopt a resolution that declares a proposed liquidation is advisable on substantially the terms and conditions set forth in the resolution and direct that the proposed liquidation be submitted for consideration at either an annual or special meeting of the Stockholders; provided, however, that such Board of Directors action may be postponed if the conflicts committee of the Board of Directors determines by a majority vote that a liquidation is not then in the best interest of the Stockholders. If such Board of Directors action is so postponed, the conflicts committee shall revisit the issue of liquidation at least annually and further postponement of such Board of Directors action would only be permitted if the conflicts committee again determined by a majority vote that a liquidation would not then be in the best interest of the Stockholders.

As previously announced, on January 27, 2016, the Board of Directors formed the Special Committee composed of all of the Company’s independent directors to explore the availability of strategic alternatives involving the Company. As part of the process of exploring strategic alternatives, on February 23, 2016, the Special Committee engaged Evercore to act as financial advisor to the Company to assist the Company and the Special Committee with this process. While the Special Committee continues to explore strategic alternatives for the Company, it has determined that it would be in the best interests of the Company and the Stockholders to market for sale the Company’s assets. Based on the results of this sales effort, the Board of Directors may conclude that it would be in the best interests of the Company and the Stockholders to sell one or more of the Company’s assets, and, depending on the scope of the proposed asset sales, thereafter to adopt a plan of liquidation that would involve the sale of the Company’s remaining assets. In the event of such a determination, the proposed plan of liquidation would be presented to the Stockholders for approval. Alternatively, based on the results of the initial sales effort, the Board of Directors may conclude that it would be in the best interests of the Company and the Stockholders for the Company to engage in a limited number of asset sales and continue to operate as a going concern, but with a portfolio that is smaller than the present portfolio.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors (a) makes no assurances with respect to (i) future distributions, if any, or (ii) the timing of or ability to provide liquidity to the Stockholders and (b) also acknowledges that (i) it may amend, suspend or terminate the SRP without Stockholder approval upon 30 days’ notice and (ii) because the SRP only provides Stockholders with the ability to redeem Shares pursuant to Special Redemptions, as described above, Stockholders should consider these limited circumstances in which the SRP may provide liquidity and their own needs for liquidity when making a decision as to whether to tender their Shares to the Offerors pursuant to the Tender Offer.

(d)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own) or currently intend to sell such Shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer or otherwise.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On March 31, 2016, pursuant to the SRP, the Company redeemed eligible Shares that qualified for Special Redemptions of approximately 96,588 Shares at $5.62 per Share, for an aggregate price of approximately $0.5 million.

On April 29, 2016, pursuant to the SRP, the Company redeemed eligible Shares that qualified for Special Redemptions of approximately 57,390 Shares at $5.62 per Share, for an aggregate price of approximately $0.3 million. For more information on the SRP, see Item 4 above.

During the 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Advisor, the Company and members of their respective management teams, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9. These statements are based on a number of assumptions involving the judgment of management. Although the Special Committee has engaged Evercore to assist the Company and the Special Committee with the exploration of strategic alternatives for the Company, the Company is not obligated to enter into any particular transaction or any transaction at all. Further, although the Company has begun the process of exploring strategic alternatives and intends to market for sale the Company’s assets, there is no assurance that this process will result in stockholder liquidity, or provide a return to stockholders that equals or exceeds the December 2015 EVPS. The Company does not expect to provide additional updates regarding its review of strategic alternatives until such time, if any, that it is prepared to announce a material transaction or to conclude the strategic review. Forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels and lease rates at its real estate properties; the borrower under the Company’s real estate loan investment continuing to make required payments under the loan documents; the ability of the borrower to maintain occupancy levels and lease rates at the property securing the Company’s real estate loan investment; the Company’s ability to successfully dispose of some of its assets at the times and the prices it expects; the source and amounts of cash the Company has available for distributions; and other risks identified in Part I, Item 1A, “Risk Factors” in the 2015 Form 10-K (which section is incorporated herein by reference). Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

ITEM 9.	EXHIBITS.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

By:	/s/ Jeffrey K. Waldvogel
Name: Jeffrey K. Waldvogel
Title: Chief Financial Officer

Dated: May 26, 2016

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Text of Letter to the Company’s Stockholders, dated May 26, 2016*
(a)(2)	Text of Email to Financial Advisors
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 16, 2016**
(e)(2)	Advisory Agreement, by and between the Company and the Advisor, dated as of May 21, 2016, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed May 24, 2016
(e)(3)	Company’s Current Report on Form 8-K, filed with the SEC on December 9, 2015***
(g)	Not applicable

*	Included in copy mailed to Stockholders.

**	The sections of the 2015 Form10-K specified in Item 3 are included herein and the section of the 2015 Form 10-K specified in Item 8 hereto are incorporated herein by reference.

***	Incorporated herein by reference.